NEWS RELEASE

Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS REVENUE GROWS 16% AND
NET INCOME DOUBLES IN 2007

  Full year revenue up 16% to $38.1 million

  2007 diluted earnings per share up 100% to $0.28

  Year-end reserves increased as exploration results outpace production

  Strong, flexible balance sheet with cash balance at $27.3 million with no long-term debt

  Precious metals revenue up 34% and ounces sold up 20% in fourth quarter

MONTREAL, Quebec, Canada, February 21, 2008 – Richmont Mines Inc. (RIC: AMEX-TSX), a gold exploration, development and production company with operations in Canada, today announced financial and operational results for its fourth quarter and year ended December 31, 2007. Financial results are based on Canadian GAAP and dollars are reported in Canadian currency, unless otherwise noted.

Revenues for the fourth quarter of 2007 are $10.3 million, a 39% increase compared with $7.4 million in the fourth quarter of 2006. In the 2007 fourth quarter, 10,949 ounces of gold were sold at an average price of US$724 per ounce compared with 9,102 ounces of gold sold in the same period the prior year at an average price of US$613 per ounce. Total precious metals revenue was up $2.2 million, or 34%, to $8.5 million in the fourth quarter of 2007 compared with $6.3 million in the same period the prior year. Sales from the Island Gold Mine, which commenced production during the fourth quarter of this year, more than offset the loss of gold sales from the East Amphi Mine, which was closed in mid 2007.

Operating costs for the fourth quarter of 2007 were $6.5 million a 16% increase compared with $5.6 million in the same period the prior year. The cash cost per ounce of gold sold was up slightly to US$556 in the fourth quarter compared with US$547 in the same period the prior year. Higher cash costs of US$621 associated with the initial lower rate of commercial production at the Island Gold Mine were mostly offset by the 29% reduction of cash costs at the Beaufor Mine to US$430.

Exploration and project evaluation costs were up $1 million to $1.3 million in the fourth quarter of 2007 compared with $0.3 million in the same period of 2006. Higher exploration and project evaluation expenses reflect the Company’s efforts to grow its reserves. Approximately $0.5 million in exploration costs were incurred at Beaufor, while approximately $0.2 million was expended at Island Gold and about $0.5 million was invested at the Golden Wonder project which is located in the historic precious metal rich Colorado Mineral Belt.

Net loss for the fourth quarter of 2007 was $1 million, or $0.03 per share, compared with net income of $2.5 million, or $0.11 per share, in the fourth quarter of 2006. The net loss was primarily a result of the increase in exploration expense, higher operating costs and 0.5 million in mining and income taxes.

Richmont Mines Reports Revenue Grows 16% and Net Income Doubles in 2007
February 21, 2008

At December 31, 2007, cash and cash equivalents were $27.3 million, a decrease from $29.3 million at September 30, 2007 and an increase from $16.1 million at December 31, 2006. During the quarter, $1.7 million was invested on the development of the Island Gold Mine, $0.2 million was for a required investment at the Beaufor Mine and an additional $0.7 million was invested in mining equipment and fixed assets. Richmont Mines has no long-term debt obligations.

Island Gold Mine1

During the fourth quarter of 2007, 35,202 tonnes of ore from the Island Gold Mine were processed at an average recovered grade of 6.45 g/t, and 7,302 ounces of gold were sold at an average price of US$726 per ounce. The lower than expected grade can be explained by a higher proportion of development ore and higher than planned dilution in the first stopes. The Island Gold Mine began commercial production in October 2007. Focus is on the development, drilling and blasting of stopes in a sequence that increases the mining rate and improve output.

Mr. Martin Rivard, President and CEO of Richmont Mines, commented, “Initial production at the Island Gold Mine is progressing gradually as expected. We are developing the mine to maximize production and are working to increase output in order to build ore inventory to bring production at the mill closer to its design capacity of approximately 675 tonnes per day. A transition from development to production is always challenging and we believe that we can deliver consistent improvement in 2008.”

As previously reported at the Island Gold Mine, Proven and Probable Reserves were estimated 285,536 ounces of gold. Measured and Indicated Resources totaled 192,422 ounces of gold while Inferred Resources were estimated at 193,350 ounces of gold. Recently, a mineralized zone was confirmed by underground drilling east of the Island Zone. A total of 31 drill holes were completed and the assay results for five drill holes are still pending. This drilling program yielded Indicated Resources of 179,404 tonnes at a grade of 9.17 g/t for 52,892 ounces of gold and 21,140 tonnes at 8.27 g/t for 5,621 ounces as Inferred Resources. Further drilling will be completed in this area in 2008 as it is strategically located near the exploration drift on the 190 level east of the Island Zone. Overall, more than 20,000 meters of definition and exploration drilling are planned for 2008 at Island Gold Mine.

Beaufor Mine

During the fourth quarter of 2007, 13,921 tonnes of ore from the Beaufor Mine were processed at an average recovered grade of 8.07 g/t, and 3,613 ounces of gold were sold at an average price of US$720 per ounce. In the same quarter the prior year, 27,021 tonnes of ore were processed at an average recovered grade of 5.30 g/t, and 4,601 ounces of gold were sold at an average price of US$605 per ounce. Lower production levels in the quarter were the result of the opportunity to process approximately 46,000 tonnes of custom milling ore at the Camflo Mill. As a result, Beaufor’s ore inventory reached more than 17,200 tonnes at the end of the year. This ore is being processed in the first quarter of 2008 along with normal production from the mine and grades of approximately 8.0 g/t are anticipated.

The cash cost of production in the fourth quarter of 2007 was US$430 per ounce sold compared with US$606 in the fourth quarter of 2006 as production grades in 2007 were closer to the average reserve grade.

__________________________
1 Commercial production started on October 1, 2007 – Richmont Mines reports 100% of the consolidated results of the Island Gold project, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). Richmont Mines holds a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses will differ from the percentage that it owns, the Company is therefore considered the primary beneficiary of the VIE.

Richmont Mines Reports Revenue Grows 16% and Net Income Doubles in 2007
February 21, 2008

The exploration program currently underway at the Beaufor Mine to uncover new zones is bearing positive results. Slightly over $1.8 million was invested in exploration at the Beaufor Mine in 2007 and more than $3 million is planned for 2008.

Proven and Probable Reserves at the Beaufor Mine increased more than 50% in 2007 to reach 75,632 ounces compared with the 49,490 ounces of reserves at the end of 2006. Increases in reserves were related to exploration and development activities at the mine. Measured and Indicated Resources were estimated at 141,267 ounces compared with 148,394 ounces at the end of 2006. Beaufor has had promising results as exploration activities in 2007 discovered several mineralized zones which translated into an increase of 30,278 ounces of Inferred Resources. In 2008, the Company plans to complete more than 42,000 meters of drilling, of which 19,500 meters are dedicated to further test the newly discovered Q Zone.

Mr. Rivard continued, “Beaufor continues to be a strong performing operation for us, and it exceeded its 2007 production goal of 20,000 ounces by achieving 26,204 ounces of gold production. We are expecting strong production in 2008 and are very optimistic that the intensive exploration efforts will generate positive results.”

2007 Review

For the year ending December 31, 2007, total revenue was $38.1 million compared with $32.9 million in 2006. Total revenue in 2007 was positively impacted by an increased quantity of gold sold combined with a 17% higher average selling price per ounce.

During 2007, 46,193 ounces of gold were sold at an average price of US$699 per ounce compared with 44,866 ounces of gold in 2006 at an average price of US$600 per ounce. The cash cost per ounce was US$499 for 2007, down 7% when compared with US$538 in the same period the prior year.

Island Gold Mine production: During its first quarter of production in 2007, 7,302 ounces of gold, produced at a cash cost of US$621 per ounce, were sold at an average price of US$726 per ounce. Prior to starting commercial production in October 2007, a total of 21,933 ounces of gold were recovered in 2007 from the processing of development ore and mineralized material. Revenue generated during this nine-month period was applied against fixed assets in accordance with generally accepted accounting standards.

Beaufor Mine production: During the year ended December 31, 2007, 97,429 tonnes of ore, at an average recovered grade of 8.36 g/t, were processed, and 26,182 ounces of gold were sold at an average price of US$693 per ounce. In the same period the prior year, 139,513 tonnes of ore, at an average recovered grade of 5.54 g/t, were processed, and 24,866 ounces of gold were sold at an average price of US$598 per ounce. The cash cost of production per ounce declined 19% to US$468 per ounce for 2007 compared with US$580 per ounce in 2006 as a result of higher grades, improvements in productivity, refocused operations and improved mining plans put into place in the first half of 2007.

East Amphi Mine production: For 2007, 128,189 tonnes of ore were processed at an average recovered grade of 3.08 g/t, and 12,709 ounces of gold were sold at an average price of US$695 per ounce. The sale of the East Amphi property was completed on June 29, 2007 and the remaining ore inventory was processed in the third quarter of 2007. From the period of February through December 2006, 179,194 tonnes of ore were processed at an average recovered grade of 3.47 g/t, and 20,000 ounces of gold were sold at an average price of US$603 per ounce.

Richmont Mines Reports Revenue Grows 16% and Net Income Doubles in 2007
February 21, 2008

Valentine Lake Exploration

Richmont Mines completed its commitment of $2.5 million in exploration work, as required by October 31, 2007 to earn the option to acquire a 70% interest in the Valentine Lake property. The Company is in the process of formalizing a joint venture agreement with Mountain Lake Resources and will be developing a plan for the further expansion and advancement of the main zone which contains Inferred Resources of 1,314,780 tonnes at 8.50 g/t Au (cut at 58 g/t Au) for a total of 359,480 ounces of gold.

Golden Wonder Project

On January 8, 2008, the Company announced the completion of the initial evaluation of the Golden Wonder project and the related exercise of its option to acquire a 50% joint venture interest. Initial results are encouraging and the Company plans to continue to pursue the project.

Richmont Mines will be required to invest US$3 million in certain project-related expenditures prior to September 1, 2008.  Included in this amount will be expenditures for exploration and development of the property plus the option fee and project-related finder’s fees, of which over $0.5 million was invested in 2007. Upon completion of its US$3 million investment, Richmont Mines will have the option to proceed with a formal joint venture in which the Company can earn a 50% interest in the Golden Wonder project, subject to additional expenditures of US$15 million over a fifty-six month period. Preliminary site work should start at the end of the first quarter of 2008 and exploration should be started in the second quarter.

Outlook

Mr. Rivard concluded, “As we move into 2008, we will have two operating mines that should demonstrate strong results. We will also have several exploration and development projects that we will be focused on to expand our opportunities for continued production growth. With no hedging in place, we can take advantage of higher gold prices and are further advantaged by our financial strength and our proven production expertise. We remain focused on uncovering opportunities throughout Canada and the U.S.”

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.

Richmont Mines produces gold from its operations in Canada and has extensive experience in gold exploration, development and mining. Since it began production in 1991, the Company has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont Mines' strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com

Richmont Mines Reports Revenue Grows 16% and Net Income Doubles in 2007
February 21, 2008

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words “estimate”, “project”, “anticipate”, “expect”, “intend”, “believe”, “hope”, “may” and similar expressions, as well as “will”, “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. Richmont Mines undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

National Instrument 43-101 (NI 43-101)

The reserve and resource calculation of the Island Gold and the Beaufor properties as of December 31, 2007 was performed by qualified persons as defined by NI 43-101 and was supervised by Mr. Jules Riopel, M.Sc. P. Geo., MBA,, Director Geology and Exploration, an employee of Richmont Mines Inc. The reserve and resources calculation of the Island Gold as of December 31, 2007 was prepared by Ms. Nicole Rioux, Geo., of Genivar, a qualified person under the terms of this instrument. The resource calculation of the Valentine Lake property as of January 12, 2005 was performed by Larry Pilgrim, P. Geo. a qualified person as defined by NI 43-101 and was supervised by Mr. Jules Riopel, M.Sc. P. Geo., MBA.

Cautionary Note to U.S. Investors Concerning Resource Estimates

The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this news release, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

For more information, please contact Investor Relations:

James Culligan	Ticker symbol: RIC
Investor Relations	Listings: TSX – Amex
Kei Advisors LLP	Web Site: www.richmont-mines.com
Phone: 1-716-843-3874
E-mail: jculligan@keiadvisors.com

FINANCIAL STATEMENTS FOLLOW.

Richmont Mines Reports Revenue Grows 16% and Net Income Doubles in 2007
February 21, 2008

FINANCIAL DATA

	Three-month period		Fiscal year
	ended December 31,		ended December 31,
CAN$	2007	2006	2007	2006

Results (in thousands of $)
Revenues	10,321	7,448	38,071	32,889
Net earnings (loss)	(986)	2,477	6,671	3,194
Cash flow from (used in) operations	(389)	130	11,811	2,429

Results per share ($)

Net earnings (loss) basic and diluted	(0.03)	0.11	0.28	0.14

Basic weighted average number of common shares outstanding (thousands)	24,053	24,225	24,159	22,904

Average selling price of gold per ounce	US$724	US$613	US$699	US$600

	December 31, 2007	December 31, 2006

Financial position (in thousands of $)
Total assets	85,976	78,498
Working capital	33,970	21,171
Long-term debt	-	-

SALES AND PRODUCTION DATA

	Three-month period ended December 31,
		Ounces of gold		Cash cost
	Year	Sales	Production	(per ounce sold)
Island Gold Mine	2007	7,302	7,348	US$621
	2006	-	-	-
Beaufor Mine	2007	3,613	3,805	US$430
	2006	4,601	4,920	US$606
East Amphi Mine	2007	34	34	-
	2006	4,501	5,457	US$485
Total	2007	10,949	11,187	US$556
	2006	9,102	10,377	US$547

	Fiscal year ended December 31,
		Ounces of gold		Cash cost
	Year	Sales	Production	(per ounce sold)
Island Gold Mine	2007	7,302	7,348	US$621
	2006	-	-	-
Beaufor Mine	2007	26,182	26,204	US$468
	2006	24,866	25,110	US$580
East Amphi Mine	2007	12,709	11,752	US$492
	2006	20,000	19,755	US$485
Total	2007	46,193	45,304	US$499
	2006	44,866	44,865	US$538

Average exchange rate for 2007: US$1 = CAN$1.0748
Average exchange rate for 2006: US$1 = CAN$1.1341

Richmont Mines Reports Revenue Grows 16% and Net Income Doubles in 2007
February 21, 2008

CONSOLIDATED STATEMENTS OF INCOME

	(in thousands of Canadian dollars)
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2007	2006	2007	2006
	$	$	$	$

REVENUES
Precious metals	8,513	6,330	34,691	30,539
Other	1,808	1,118	3,380	2,350

	10,321	7,448	38,071	32,889

EXPENSES
Operating costs	6,314	5,577	24,199	27,169
Royalties	227	62	565	189
Custom milling	1,023	414	1,023	591
Administration	992	900	3,315	2,957
Exploration and project evaluation	1,266	315	3,288	2,080
Accretion expense - asset retirement obligations	45	60	178	214
Depreciation and depletion	1,077	970	5,628	3,146
Gain on disposal of assets	(37)	(2,959)	(8,066)	(3,235)

	10,907	5,339	30,130	33,111

EARNINGS (LOSS) BEFORE OTHER ITEMS	(586)	2,109	7,941	(222)

MINING AND INCOME TAXES	455	(96)	1,306	(2,686)

	(1,041)	2,205	6,635	2,464

MINORITY INTEREST	(55)	(272)	(36)	(730)

NET EARNINGS (LOSS)	(986)	2,477	6,671	3,194

NET EARNINGS (LOSS) PER SHARE
Basic and diluted	(0.03)	0.11	0.28	0.14

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	24,053	24,225	24,159	22,904

Richmont Mines Reports Revenue Grows 16% and Net Income Doubles in 2007
February 21, 2008

CONSOLIDATED BALANCE SHEETS

	(in thousands of Canadian dollars)
	December 31,	December 31,
	2007	2006
	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	27,291	16,126
Short-term investments	1,826	757
Accounts receivable	2,859	2,599
Mining and income taxes receivable	1,677	2,192
Inventories	5,438	5,393

	39,091	27,067

ADVANCE TO A MINORITY PARTNER	1,875	3,375

PROPERTY, PLANT AND EQUIPMENT	45,010	48,001

FUTURE MINING AND INCOME TAXES	-	55

	85,976	78,498

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	5,005	5,853
Mining and income taxes payable	116	43

	5,121	5,896

ASSET RETIREMENT OBLIGATIONS	3,358	3,333

MINORITY INTERESTS	14,238	12,745

FUTURE MINING AND INCOME TAXES	1,446	1,834

	24,163	23,808

SHAREHOLDERS’ EQUITY

Capital stock	61,016	61,340
Contributed surplus	5,092	4,591
Deficit	(4,647)	(11,241)
Accumulated other comprehensive income	352	-

	61,813	54,690

	85,976	78,498

Richmont Mines Reports Revenue Grows 16% and Net Income Doubles in 2007
February 21, 2008

CONSOLIDATED STATEMENTS OF CASH FLOW

		(in thousands of Canadian dollars)
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2007	2006	2007	2006
	$	$	$	$

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net earnings (loss)	(986)	2,477	6,671	3,194
Adjustments for:
Depreciation and depletion	1,077	970	5,628	3,146
Stock-based compensation	164	108	575	393
Accretion expense - asset retirement obligations	45	60	178	214
Gain on disposal of mining assets	(37)	(2,995)	(8,042)	(3,270)
Minority interests	(55)	(272)	(36)	(730)
Future mining and income taxes	190	304	(334)	(1,801)

	398	652	4,640	1,146

Net change in non-cash working capital items	(787)	(522)	7,171	1,283

	(389)	130	11,811	2,429

CASH FLOW USED IN INVESTING ACTIVITIES
Disposal of mining assets	37	2,627	3,435	2,685
Property, plant and equipment - Island Gold Mine	(1,653)	(5,218)	(4,495)	(21,934)
Property, plant and equipment - Beaufor Mine	(217)	1	(1,060)	(1,706)
Property, plant and equipment - East Amphi Mine	-	-	(34)	(822)
Other property, plant and equipment	(706)	(29)	(582)	(597)
Cash received from an advance to a minority partner	375	-	1,125	1,300
Redemption of shares held by minority interests	-	-	-	(13)

	(2,164)	(2,619)	(1,611)	(21,087)

CASH FLOW FROM FINANCING ACTIVITIES
Issue of common shares	-	-	183	15,524
Redemption of common shares	-	(171)	(658)	(171)
Common share issue costs	-	-	-	(1,413)
Contribution from a minority partner	540	3,060	1,440	6,165

	540	2,889	965	20,105

Net increase (decrease) in cash and cash equivalents	(2,013)	400	11,165	1,447

Cash and cash equivalents, beginning of period	29,304	15,726	16,126	14,679

Cash and cash equivalents, end of period	27,291	16,126	27,291	16,126